Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

FOR IMMEDIATE RELEASE

AMR CORPORATION AND US AIRWAYS ANNOUNCE SENIOR LEADERSHIP TEAM

FOR THE NEW AMERICAN AIRLINES

FORT WORTH, TX, and TEMPE, AZ, June 10, 2013 – AMR Corporation (OTCQB: AAMRQ), the parent company of American Airlines, Inc., and US Airways Group, Inc. (NYSE: LCC) today announced the senior leadership team responsible for guiding the new American Airlines after the closing of the companies’ expected merger.

“This announcement is another important step forward in creating the new American Airlines and opening a new chapter for its more than 100,000 team members,” said Doug Parker, chairman and CEO of US Airways. “We are combining the strengths of legacy American and US Airways and creating a collaborative industry-leading leadership team.”

As previously announced, Tom Horton, 52, will serve as Chairman of the Board of the new American Airlines. Doug Parker, 51, will serve as Chief Executive Officer and a member of the Board of Directors. The senior leadership team announced today includes:

•	Scott Kirby, 45, President: responsibilities include planning, marketing, sales, alliances, pricing/yield management and operations

•	Elise Eberwein, 48, Executive Vice President, People and Communications: responsible for human resources, media relations, internal communications, social media and public affairs

•	Beverly Goulet, 58, Chief Integration Officer: will lead the complex integration process of merging American Airlines and US Airways into one airline

•

Robert Isom, 49, Chief Operating Officer and Chief Executive Officer of US Airways, Inc. post-close: responsible for all aspects of airline operations, including customer service, flight operations, maintenance, regional carrier management, cargo, safety and security

•	Stephen Johnson, 56, Executive Vice President, Corporate Affairs: responsibilities include corporate and legal affairs, government and regulatory affairs, labor relations, and real estate

•

Derek Kerr, 48, Chief Financial Officer: responsible for oversight of all financial areas, including financial planning and analysis, corporate finance and treasury functions, purchasing, controller and audit functions and investor relations

•	Maya Leibman, 47, Chief Information Officer: responsible for all information technology systems, including systems development, infrastructure, and planning

•	William Ris, 65, Senior Vice President, Government Affairs: responsible for all federal and international government and regulatory affairs and public policy

—more—

AMR CORPORATION AND US AIRWAYS ANNOUNCE SENIOR LEADERSHIP TEAM FOR THE NEW AMERICAN AIRLINES

June 10, 2013

Kirby, Eberwein, Isom, Johnson and Kerr will join the new American from US Airways; Goulet, Leibman and Ris will join from American.

American Airlines and US Airways also noted that Dan Garton will step down as President and Chief Executive Officer of American Eagle Airlines later this year. A successor will be named prior to Mr. Garton’s departure.

“As we bring the restructuring to a close, the new American is strong, renewed and positioned for a successful merger. I am extremely grateful for the work and dedication of American’s senior leaders who helped bring about the most successful airline restructuring in history,” added Tom Horton, Chairman, President and CEO of AMR.

“Through their commitment to our company they have helped build an airline that delivers on our promise to our customers and to all the communities American serves,” Horton said. “American’s leaders will continue to work very closely with their counterparts throughout the merger planning to build upon the momentum everyone has worked so hard to create.”

AMR and US Airways also announced today the members of the Board of Directors of the combined company after the closing of the companies’ expected merger.

As previously announced, AMR and US Airways agreed to combine to create the new American Airlines, a premier global carrier. Headquartered in Dallas-Fort Worth, the new American Airlines will become a highly competitive alternative for consumers to other global carriers and will provide greater flight opportunities, with more than 6,700 daily flights to 336 destinations in 56 countries. The combined airline will offer customers more choices and increased service across a larger worldwide network and through an enhanced oneworld® Alliance. Together, American Airlines and US Airways are expected to operate a mainline fleet of almost 950 aircraft and employ more than 100,000 people worldwide. The merger is subject to regulatory approvals, approval by US Airways shareholders, other customary closing conditions and confirmation of American Airlines’ Plan of Reorganization by the U.S. Bankruptcy Court for the Southern District of New York.

About American Airlines

American Airlines focuses on providing an exceptional travel experience across the globe, serving more than 260 airports in more than 50 countries and territories. American’s fleet of nearly 900 aircraft fly more than 3,500 daily flights worldwide from hubs in Chicago, Dallas/Fort Worth, Los Angeles, Miami and New York. American flies to nearly 100 international locations including important markets such as London, Madrid, São Paulo and Tokyo. With more than 500 new planes scheduled to join the fleet, including continued deliveries of the Boeing 737 family of aircraft and new additions such as the Boeing 777-300ER and the Airbus A320 family of aircraft, American is building toward the youngest and most modern fleet among major U.S. carriers. American’s website, AA.com®, provides customers with easy access to check and book fares, and personalized news, information and travel offers. American’s AAdvantage® program, voted Airline Program of the Year at the 2013 Freddie Awards, lets members redeem miles for flights to almost 950 destinations worldwide, as well as flight upgrades, vacation packages, car rentals, hotel stays and other retail products. The airline also offers nearly 40 Admirals Club® locations worldwide providing comfort, convenience, and an environment with a full range of services making it easy for customers to stay productive without interruption. American is a founding

AMR CORPORATION AND US AIRWAYS ANNOUNCE SENIOR LEADERSHIP TEAM FOR THE NEW AMERICAN AIRLINES

June 10, 2013

member of the oneworld® alliance, which brings together some of the best and biggest airlines in the world, including global brands like British Airways, Cathay Pacific, Iberia Airlines, Japan Airlines, LAN and Qantas. Together, its members serve more than 840 destinations served by some 9,000 daily flights to nearly 160 countries and territories. Connect with American on Twitter @AmericanAir or Facebook.com/AmericanAirlines. American Airlines, Inc. and American Eagle Airlines, Inc. are subsidiaries of AMR Corporation. AMR Corporation common stock trades under the symbol “AAMRQ” on the OTCQB marketplace, operated by OTC Markets Group.

About US Airways

US Airways, along with US Airways Shuttle and US Airways Express, operates more than 3,100 flights per day and serves 198 communities in the U.S., Canada, Mexico, Europe, the Middle East, the Caribbean, Central and South America. The airline employs more than 32,000 aviation professionals worldwide, operates the world’s largest fleet of Airbus aircraft and is a member of the Star Alliance network, which offers its customers more than 21,900 daily flights to 1,329 airports in 194 countries. Together with its US Airways Express partners, the airline serves approximately 80 million passengers each year and operates hubs in Charlotte, N.C., Philadelphia, Phoenix and Washington, D.C. Aviation Week and Overhaul & Maintenance magazine presented US Airways with the 2012 Aviation Maintenance, Repair and Overhaul (MRO) of the Year Award for demonstrating outstanding achievement and innovation in the area of technical operations. Military Times Edge magazine named US Airways as a Best for Vets employer for the past three years. US Airways was, for the third year in a row, the only airline included as one of the 50 best companies to work for in the U.S. by LATINA Style magazine’s 50 Report. The airline also earned a 100 percent rating on the Human Rights Campaign Corporate Equality index for six consecutive years. The Corporate Equality index is a leading indicator of companies’ attitudes and policies toward lesbian, gay, bisexual and transgender employees and customers. For more company information visit usairways.com, follow on Twitter @USAirways or at Facebook.com/USAirways. (LCCG)

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies

AMR CORPORATION AND US AIRWAYS ANNOUNCE SENIOR LEADERSHIP TEAM FOR THE NEW AMERICAN AIRLINES

June 10, 2013

of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013 and June 3, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Contacts:

AMR CORPORATION AND US AIRWAYS ANNOUNCE SENIOR LEADERSHIP TEAM FOR THE NEW AMERICAN AIRLINES

June 10, 2013

AMR Media Relations	US Airways Media Relations
(817) 967-1577	(480) 693-5729
mediarelations@aa.com	media.relations@usairways.com